Exhibit 12(b)

General Electric Capital Corporation

and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31,
(Dollars in millions)	2012	2011	2010	2009	2008

Earnings (loss)(a)	$7,635	$7,236	$1,829	$(2,962)	$5,527
Plus:
Interest included in expense(b)	11,697	13,866	14,510	16,840	23,028
One-third of rental expense(c)	187	205	212	267	169

Adjusted “earnings”(d)	$19,519	$21,307	$16,551	$14,145	$28,724

Fixed charges:
Interest included in expense(b)	$11,697	$13,866	$14,510	$16,840	$23,028
Interest capitalized	26	25	39	39	65
One-third of rental expense(c)	187	205	212	267	169

Total fixed charges	$11,910	$14,096	$14,761	$17,146	$23,262

Ratio of earnings to fixed charges	1.64	1.51	1.12	0.82	1.23

Preferred stock dividend requirements	$123	$–	$–	$–	$–

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.07	1.13	0.69	(2.05)	0.72

Preferred stock dividend factor on
pre-tax basis	$132	$–	$–	$–	$–
Fixed charges	11,910	14,096	14,761	17,146	23,262

Total fixed charges and preferred
stock dividend requirements	$12,042	$14,096	$14,761	$17,146	$23,262

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.62	1.51	1.12	0.82	1.23

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $3,001 million.